UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Harvey Electronics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

417660-10-7

(CUSIP Number)

Bruce Goldsmith
Bruce Goldsmith Inc.
111 North Beach Road
Hobe Sound, FL 33455
Telephone: (561) 546-2569

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 417660-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bruce Goldsmith Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,281

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 60,281

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)          Based on 3,324,525 shares of the Issuer outstanding as of the quarterly period ended August 2, 2003.

Introduction

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by Bruce Goldsmith Inc. (the “Reporting Person”).  This Amendment No. 2 incorporates by reference the information contained in the original Schedule 13D dated December 28, 2001, as amended and supplemented by Amendment No. 1 thereto filed on March 12, 2002 (as so amended, the “Original 13D”), and amends and supplements Items 3, 4, and 5 thereof as follows.  Each capitalized term used herein and not otherwise defined has the meaning given such term in the Original 13D.

The purpose of this Amendment No. 2 is to report that as of September 16, 2003, the Reporting Person has ceased to have beneficial ownership of at least 5% of the outstanding shares of the common stock, par value $0.01 per share (the “Common Stock”), of Harvey Electronics, Inc. (the “Issuer”) held by the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Between the period of September 4, 2003 and September 19, 2003, the Reporting Person sold 182,249 shares of the Issuer’s Common Stock in open market transactions for an aggregate sale price of approximately $161,412.

Item 4.	Purpose of Transaction
As a result of the transactions described in Items 3 and 5, the Reporting Person ceased to have beneficial ownership of at least 5% of the shares of the Issuer’s Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)   As of September 19, 2003, the Reporting Person beneficially owns 60,281 shares (1.8%) of the Issuer’s Common Stock, based upon the outstanding 3,324,525 shares of the Issuer’s Common Stock reported in its Quarterly Report on Form 10-Q for the quarterly period ended August 2, 2003.

(b)   As of September 19, 2003, the Reporting Person has the sole voting and dispositive power with respect to 60,281 shares of the Issuer’s Common Stock.  The Reporting Person does not share any voting or dispositive power with respect to the Issuer’s Common Stock.

(c) During the last 60 days, the Reporting Person has engaged in the following open market transactions:

Trade Date	Transaction	Quantity	Price Per Share
09/19/2003	Sale	2,000	$0.95
09/19/2003	Sale	1,100	$0.91
09/19/2003	Sale	8,100	$0.90
09/19/2003	Sale	2,000	$0.88
09/18/2003	Sale	3,500	$0.96
09/18/2003	Sale	15,000	$0.95
09/18/2003	Sale	10,300	$0.91
09/18/2003	Sale	4,500	$0.90

Trade Date	Transaction	Quantity	Price Per Share
09/18/2003	Sale	2,150	$0.88
09/18/2003	Sale	5,000	$0.87
09/18/2003	Sale	16,800	$0.86
09/18/2003	Sale	28,300	$0.85
09/18/2003	Sale	1,100	$0.84
09/16/2003	Sale	14,400	$0.85
09/16/2003	Sale	9,600	$0.84
09/16/2003	Sale	3,801	$0.83
09/16/2003	Sale	5,500	$0.82
09/15/2003	Sale	11,000	$0.90
09/15/2003	Sale	1,698	$0.89
09/15/2003	Sale	8,900	$0.86
09/15/2003	Sale	8,100	$0.85
09/15/2003	Sale	900	$0.84
09/11/2003	Sale	1,500	$0.98
09/11/2003	Sale	900	$0.97
09/11/2003	Sale	3,000	$0.95
09/09/2003	Sale	700	$1.03
09/08/2003	Sale	450	$0.93
09/08/2003	Sale	2,550	$0.92
09/05/2003	Sale	5,000	$1.01
09/04/2003	Sale	4,400	$0.99

(d) Not applicable.
(e) As a result of the above transactions, as of September 16, 2003, the Reporting Person ceased to be a beneficial owner of more than 5% of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 23, 2003

BRUCE GOLDSMITH INC.

		By:	/s/ Bruce Goldsmith
		Name:	Bruce Goldsmith
		Title:	President and Director